# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perion Network Ltd., CIK 0001338940
CUSIP: M78673114
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Date of event which requires filing of this statement: 04/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd., 23 Yehuda Halevi St., c/o Tsahy Alon, General Counsel, Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman, 6 Yitzhak Sadeh St., Attn: Ron Ben-Menachem, Adv., Tel Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,632,789; sole dispositive power 0; shared dispositive power 2,632,789; aggregate amount beneficially owned 2,632,789 (5.85% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,632,789; sole dispositive power 0; shared dispositive power 2,632,789; aggregate amount beneficially owned 2,632,789 (5.85% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,632,789; sole dispositive power 0; shared dispositive power 2,632,789; aggregate amount beneficially owned 2,632,789 (5.85% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,632,789; sole dispositive power 0; shared dispositive power 2,632,789; aggregate amount beneficially owned 2,632,789 (5.85% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Name of issuer: Perion Network Ltd.
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Comment: This Statement on Schedule 13D relates to the ordinary shares, nominal value NIS 0.03 per share (the "Ordinary Shares"), of Perion Network Ltd., a company incorporated in Israel ("Perion", the "Company" or the "Issuer"). The address of the principal executive offices of Perion is 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv 6473309, Israel.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Value Base Ltd. ("Value Base"), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership ("VBF GP"), Ido Nouberger and Victor Shamrich (each a "Reporting Person" and, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Nouberger, who together with Mr. Shamrich controls Value Base, is a citizen of Israel whose principal business is CEO and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich, who together with Mr. Nouberger controls Value Base, is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Shamrich's business address). Mr. Nouberger and Mr. Shamrich also serve as directors of VBF GP and VBF MC (as such term is defined below).

VBF GP acts as the general partner of the private investment fund Value Base Fund Limited Partnership ("VBF LP"), a Cayman Islands limited partnership, and is majority owned by Value Base. VBF GP has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. ("VBF MC"), an Israeli private company controlled by Value Base. The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. The principal business of VBF GP is to act as the general partner of VBF LP. Value Base, VBF GP and VB MC are each organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Tal Yaacobi is a citizen of Israel whose principal business is CEO and managing partner of VBF LP. Mr. Yaacobi also serves as the CEO of VBF GP and VBF MC. The business address of Mr. Yaacobi is 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Lior Kaver is a citizen of Israel whose principal business is CFO of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. The business address of each of Mr. Kaver and Mr. Alon is the same as that of Value Base, as provided above.
Residence or business address: The information set forth in Item 2(a) is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since January 6, 2025, VBF LP has invested approximately $22.5 million of its equity to acquire 2,632,789 Ordinary Shares of the Issuer that it holds directly.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 21, 2025, VBF LP, through its legal counsel, sent a letter to the Board of Directors of the Company (the "Letter") opposing the recent adoption of a Poison Pill (as defined in the Letter) as harmful to shareholders, raising concerns that the Poison Pill was adopted in violation of law and in breach of the Company's amended and restated articles of association and regarding conflicts of interest of the Board of Directors in approving the Poison Pill, and demanding that the Board of Directors either rescind the Poison Pill or, within no more than seven (7) business days from the date of this letter, submit the Poison Pill to a shareholders' vote at a general meeting. A copy of the Letter translated from the original Hebrew is filed herewith as Exhibit 3 and incorporated herein by reference. The description of the Letter contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 3 hereto.

In addition to VBF LP sending the Letter objecting to the Poison Pill and taking the other steps described therein, the Reporting Persons are considering taking one or more additional actions to convince the Company to withdraw the Poison Pill, to otherwise subject it to a shareholders' vote or to prevent its implementation, including but not limited to calling for a general meeting of shareholders and discussions with management, the Board of Directors of the Company, other securityholders of the Issuer and other relevant parties.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons intend to take such other actions with respect to their investment in Perion as they deem appropriate in light of the circumstances existing from time to time, including but not limited to engaging in discussions with management, the Board of Directors, other securityholders of the Issuer and other relevant parties to encourage, cause or seek to cause the Issuer or such other persons to consider or explore material changes with respect to corporate governance matters (such as changes to the amended and restated articles of association of the Company), the Issuer's business or corporate structure.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date on the cover page of this Schedule 13D, VBF GP may be deemed to be the beneficial owner of the 2,632,789 Ordinary Shares held directly by VBF LP, which represent approximately 5.85% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Schedule 13D, Value Base, as the controlling shareholder of VBF GP, may be deemed the indirect beneficial owner of 2,632,789 Ordinary Shares beneficially owned by VBF GP, which represents approximately 5.85% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Schedule 13D, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 2,632,789 Ordinary Shares beneficially owned by Value Base, representing approximately 5.85% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Schedule 13D, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed to be the beneficial owner of 2,632,789 Ordinary Shares beneficially owned by Value Base, representing approximately 5.85% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Value Base, VBF GP, Mr. Nouberger and Mr. Shamrich may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 2,632,789 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 5.85% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 45,037,180 Ordinary Shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: All transactions in Ordinary Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Exhibit 4 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023

Exhibit 3: Letter to the Board of Directors of Perion Networks Ltd., dated as of April 21, 2025 (unofficial English translation from Hebrew)

Exhibit 4: Certain transactions in Ordinary Shares effected by the Reporting Persons

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (04/21/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (04/21/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger, Ido Nouberger/Director (04/21/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich, Victor Shamrich/Director (04/21/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (04/21/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (04/21/2025)
Comment: * Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.